UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

By this Amendment No. 1, Delhaize Group amends its report on Form 6-K filed August 18, 2010, which contains Delhaize Group’s earnings report for the six-months ended June 30, 2010 (the “Original Form 6-K”), solely for the purposes of: (i) adding a financial note with respect to subsidiary guarantors in accordance with Rule 3-10 of Regulation S-X; and (ii) adding a clarified review report of DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises BVo.v.v.e. CVBA/SC s.f.d. SCRL (“Deloitte”), dated as of September 8, 2010, which has been revised solely to confirm that Deloitte conducted its review of Delhaize Group’s second quarter 2010 financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. This amendment is being made to facilitate future filings by Delhaize Group under the Securities Act of 1933, as amended.

This Amendment No. 1 does not modify or update the disclosure in the Original Form 6-K, including forward-looking statements, in any way, other than as required to reflect the amendment discussed above.

Exhibit Index

Exhibit No.	Description

99.1	Earnings release for the six months ended June 30, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: September 8, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President

Exhibit Index

Exhibit No.	Description

99.1	Earnings release for the six months ended June 30, 2010